SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 0-8918

                           NOTIFICATION OF LATE FILING

(Check One):      [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                  [ ] Form N-SAR
                  For Period Ended:   December 31, 1998

                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR
                  For the Transition Period Ended:__________________________


         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         Part I. REGISTRANT INFORMATION

         Full name of registrant: Carnegie International Corporation

         Former name if applicable ___________________________________________

         11350 McCormick Road, Executive Plaza #3, Suite 1001 Address of principal executive office (Street and number)

         Hunt Valley, Maryland 21031
         City, State and Zip Code

                        Part II. RULE 12b-25 (b) and (c)

                  If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box).

         [X]               (a) The reasons  described  in  reasonable  detail in
                           Part III of this form could not be eliminated without unreasonable effort or expense;



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         [X]               (b) The subject  annual report,  semi-annual  report,
                           transition report on Form 10-K, 20- F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

                               Part III. NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion could not be filed within the prescribed time period.
                  (Attached extra sheets if needed.)

                  On February 12, 1999, the Registrant filed Form 10-SB/A with the SEC pursuant to Section 12(g) of the Securities and Exchange Act of 1934. On March 29, 1999, the Registrant received accounting comments from the SEC staff in connection with that filing. The Registrant's Form 10-KSB for fiscal 1998 was due to be filed with the SEC on March 31, 1999; however, it could not be filed until the accounting issues raised by the SEC were resolved. On April 27, 1999, believing that the accounting issues had been resolved, the Registrant filed with the SEC Form 10-KSB for fiscal 1998. On April 29, 1999, the SEC staff advised the Registrant that accounting issues remained. The Registrant intends to file an amended Form 10-KSB as promptly as possible. The Registrant's revised financial statements for fiscal 1998 are not ready today, the date on which the Registrant's Form 10-QSB is due to be filed. Revisions to the Registrant's fiscal 1998 financial statements will have a direct bearing on the Registrant's Form 10-QSB. As a result, the Registrant is unable to file its Form 10-QSB on its due date.

                           Part IV. OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification:

         Lowell Farkas              410               785-7400
         (Name)                    (Area Code)       (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the
answer is no, identify report(s). [X] Yes      [ ] No

                  (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                   [X] Yes     [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.


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                  It is anticipated  that there will be  significant  changes in the Registrant's results of operations from the quarter ended March 31, 1999 to the quarter ended March 31, 1998. The Registrant is unable to determine at this
time  the  amounts  of  such  changes  or   explanations   thereof  due  to  the
unavailability of financial statements for fiscal 1998, as explained above.

CARNEGIE INTERNATIONAL CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 17 , 1999            By: /s/ Lowell Farkas
                                    --------------------------------------------
                                    Lowell Farkas
                                    President




C77150a.108

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